June 20, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long

Ecoark Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-211045)

Form 10-K for Fiscal Year Ended December 31, 2015 (File No. 000-53361)

Amendment No. 2 to Current Report on Form 8-K (File No. 000-53361)

Dear Ms. Long:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated June 6, 2016 (the “Comment Letter”) relating to Amendment No. 1 to the filings made by Ecoark Holdings, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Fee Table

1.            Please revise your fee table to reflect that the number 8,673,250 reflects the total number of shares of common stock.

The Company revised its fee table to reflect that the number 8,673,250 reflects the total number of shares of common stock.

2.            Please tell us how you determined that the price of the common stock not underlying the warrants would be $4.00, and clarify which paragraph of Rule 457 you are relying upon to calculate the registration fee. In this regard, we note that these shares may be resold at market prices prevailing at the time of sale, and that, according to your disclosure, the closing price of your Common Stock on May 11, 2016 was $15.00.

The Company will revise the registration statement in accordance with Rule 457(c).

Prospectus Cover Page

3.            Please reconcile your disclosure that the closing price of your common stock on May 11, 2016 was $15.00 with your disclosure on page 17 that the closing price was $18.00.

On June 15, 2016, the Company disclosed that the closing price of the common stock was $17.00 per share.

June 20, 2016

4.            Please disclose the number of units sold along with the dollar value of the proceeds received by date the proceeds were received. Please refer to your disclosures on pages 4 and F-46.

The Company disclosed the number of units along with the dollar value of the proceeds. Additional disclosure was included on the Prospectus Cover Page and Prospectus Summary.

5.            We note your statement that the warrants initially entitle the holders to purchase shares of common stock at an exercise price of $5 per share. Please expand your disclosure to discuss the instances in which the per share exercise price may be adjusted.

The Company expanded the disclosure to discuss the instances in which the per share exercise price may be adjusted, which is limited to stock splits and corporate reorganizations.

6.            Please disclose how you used the proceeds from the unit private placement here and within the Use of Proceeds section on page 16.

The Company revised its disclosure to include that it received $17.3 million from the initial offering to the selling securityholders which it is using for general working capital purposes.

Prospectus Summary, page 1

Our Company, page 1

7.            Please expand your discussion of Pioneer Products to provide a more descriptive explanation of the products that they sell and/or the services they provide.

The Company expanded its discussion of Pioneer Products to provide a more descriptive explanation.

Acquisition of Ecoark, Inc., page 1

8.            We note your disclosure, “Upon the closing of the Merger Agreement, Ecoark and Magnolia Solar, Inc. will continue as subsidiaries and businesses of Ecoark Holdings.” Please revise your disclosure, if true, to reflect the merger as already having closed. Please make similar revisions where appropriate in your registration statement.

The Company revised the disclosure in response to the Staff’s comment to reflect that the merger has been closed.

The Offering, page 3

9.            Please expand the disclosures in footnote 1 to clarify what you mean by the statement that the 36,008,687 shares of common stock outstanding prior to this offering is based on 29,672,062 shares of common stock outstanding.

The disclosure was expanded to further describe the number of shares outstanding.

10.          Please reconcile disclosures in the table and footnote (1) as to the number of shares that are outstanding prior to the offering. Based on your disclosure on the cover page that 4,336,625 shares offered by the prospectus are already outstanding, it is unclear why the amount in the table (which includes shares covered by the registration statement) exceeds the amount currently outstanding (as reflected in the footnote) by 6,336,625 shares.

The number of shares of the Company’s common stock outstanding prior to the offering is based on 29,672,062 shares of common stock outstanding after the Merger, 2,000,000 shares issued to the holders of Sable Polymer Solutions, LLC and 4,336,625 shares issued to the selling securityholders.

June 20, 2016

Risk Factors, page 4

We have experienced losses since our founding…, page 4

11.          We note your statement that you have funded your operations principally through the sale of capital stock and debt instruments and cash generated from operations. However, we note that Ecoark, Inc., the accounting predecessor as of March 24, 2016, generated negative operating cash flows for all periods presented that far exceed the positive operating cash flows that Magnolia Solar Corporation generated during fiscal year 2015. As such, it is unclear how this statement is an appropriate reflection of your principal funding for your operations. Please revise or advise.

The Company revised the risk factor to eliminate the phrase “cash generated from operations”.

We cannot predict our future results…, page 4

12.          Please expand your disclosure to clarify which entity you are referring to as your predecessor. Please also clarify which entity began recognizing revenues in 2012.

The Company eliminated the phrase related to its predecessor. The Company revised its disclosure to describe that Ecoark began recognizing revenues in 2012.

Selling Securityholders, page 10

13.          We note that the total amount of common shares listed in the table of selling securityholders is less than the total amount of common shares being registered. Please advise.

The total amount of common shares listed in the table of selling securityholders equal the total amount of common shares being registered. The Company added a total line to indicate the amount listed.

Market For Our Common Stock, page 17

14.          Please revise your disclosure to state that you filed an application for your common stock to be listed on The Nasdaq Capital Market, as indicated in your press release dated May 17, 2016.

The Company revised its disclosure to state that it filed an application for its common stock to be listed on The NASDAQ Capital Market.

Management’s Discussion and Analysis of Financial Condition . . ., page 18

15.          We note your disclosure on page 19 that you anticipate the Merger will be completed in March 2016. Please reconcile this disclosure with your disclosure on page 1 that the Merger was completed.

The Company revised its disclosure in connection with the closing of the Merger.

June 20, 2016

Magnolia Solar Results of Operations, page 18

Ecoark Results of Continuing Operations for the Years Ended . . ., page 20

16.          Please expand your disclosure throughout these sections to provide more detail regarding the reasons why your results changed between the periods presented for Magnolia Solar and Ecoark. In this regard, we note that you attribute an increase in revenues of Ecoark to “expanded operations, including a significant increase in service revenues and product sales.” See Item 303 of Regulation S-K and the Division of Corporation Finance Staff Report on Staff Observations in the Review of Smaller Reporting Company IPOs.

The Company expanded its disclosure for this section, providing a narrative for the first quarter of 2016 and separate narratives discussing the business of Magnolia Solar and Ecoark. As discussed in the answer to comment 35, management considers products and services were closely related.

Business, page 22

Business Model, page 23

Ecoark Holdings, page 23

17.          Please revise your disclosure describing each of Intelleflex, Eco3D and Pioneer Products to provide investors with more detail regarding the nature of the products and services offered by each subsidiary and how it generates revenues. In this regard, we note disclosure in MD&A on page 20 that the increase in sales in 2015 was principally due to an increase in the sales of plastic products made from recycled or other material. However, there is no discussion of these products in your business section. It is also unclear who uses your products and services, including the cloud-based data platform and the fresh food management solution, and how. Please revise this section significantly to describe Ecoark’s business in greater detail.

The Company revised its disclosure related to the business of Intelleflex, Eco3D and Pioneer Products to provide investors with more detail regarding the nature of the products and services offered by each subsidiary.

Description of Magnolia Solar, Inc., page 23

18.          Please revise your disclosure, if material, to include a discussion of the raw materials necessary to Magnolia Solar. See Item 101(h)(4)(v) of Regulation S-K.

The Company added a disclosure on raw materials necessary for Magnolia Solar.

Government Subsidies and Incentives, page 26

19.          We note your discussion of the risks and challenges associated with solar power in the second paragraph on page 26. Please revise your Risk Factor section to include a discussion of such risks and challenges.

The Company revised its risk factors to disclose risk factors associated with its solar business.

Management, page 28

20.          Please revise the biographical descriptions of your directors and significant employees to include the business experience of each director and significant employee during the past five years. See Item 401(e) of Regulation S-K.

The biographical descriptions of our directors and significant employees include the business experience of each director and significant employee during the past five years.

June 20, 2016

Corporate Governance, page 30

21.          Please reconcile your disclosure that your board currently consists of five directors with your disclosure on page 28 that you have eight directors.

The Company updated its board disclosure to describe its seven members on the board of directors.

Corporate Governance Guidelines, page 31

22.          Please reconcile your disclosure that your guidelines are reviewed by the nominating and corporate governance committee with your disclosure on page 30 that the board intends to establish a nominating and corporate governance committee.

The Company updated its board committee disclosures to reflect the appointment of new directors and committee appointments.

Certain Relationships and Related Person Transactions, page 33

23.          We note your disclosure in the summary compensation table on page 32 that $173,000 was paid to Landis & Associates PLLC. Please revise your disclosure in this section to include a discussion of such payments to Landis & Associates PLLC and the relationship between Landis & Associates PLLC and Greg Landis. See Item 404 of Regulation S-K.

The Company revised its disclosure to include a discussion of such payments to Landis & Associates PLLC and the relationship between Landis & Associates PLLC and Greg Landis.

24.          We note your disclosure on page 23 regarding your license agreement with Magnolia Optical, a company controlled by your President and your Chief Financial Officer.

Please tell us whether you have considered providing disclosure about this arrangement in the “Certain Relationships . . .” section of the prospectus. Please also file a copy of the license agreement as an exhibit to the registration statement. Please see Item 601(b)(10)(ii)(A) of Regulation S-K.

Since there have been no licensing payments, the Company did not provide disclosure for this relationship under Certain Relationships and Related Person Transactions. The Company will file the agreement as an exhibit to the registration statement.

June 20, 2016

Consolidated Financial Statements, page F-1

25.          Please include updated financial statements for the interim period ending March 31, 2016 and corresponding prior year period in accordance with Article 8-08 of Regulation S-X. As part of updating, please address each of the following:

●	The 1-for-250 reverse stock split should be retroactively reflected in Magnolia Solar Corporation’s historical audited financial statements in accordance with SAB Topic 4:C. For Ecoark, Inc.’s historical audited financial statements, please also retroactively restate the historical equity and loss per share for the equivalent number of shares received in the merger.

●	Include either a separate statement or footnote disclosure for the changes in stockholders’ equity (deficit) per ASC 505-10-50-2 ensuring compliance with the guidance in ASC 805-40-45-2.

●	Include the disclosures required by ASC 805-10-50-4, ASC 805-20-50-3, and ASC 805- 30-50-3, as appropriate, for the acquisition of Sable Polymer Solutions, LLC.

The Company is updating its statements and disclosures for the interim period ending March 31, 2016 in its Form 10-Q filing filed with the Commission on May 16, 2016. The statements and footnote disclosure are being updated to comply with ASC 805-40-45. The historical financial statements for Magnolia Solar Corporation have been restated to comply with SAB Topic 4:C. The historical financial statements of Ecoark Inc. have been restated to comply with ASC 805-40-45. Please note that disclosures relating to the acquisition of Sable have been addressed in an 8-K filing on June 15, 2016. The 8-K includes audited annual financial statements of Sable for December 31, 2015 and 2014, unaudited interim financial statements of Sable for the three months ended March 31, 2016 and 2015, and pro forma financial statements that address the acquisition of Sable by the Company.

26.          We note that you completed the acquisition of Sable Polymer Solutions, LLC on May 3, 2016, with the issuance of 2,000,000 shares of common stock. We further note that you have not provided the financial statements required by Article 8-04 of Regulation S-X for this business or pro forma financial information in accordance with Article 11 of Regulation S-X in your Form S-1. Please provide us with the calculations you prepared in accordance with Article 8-04(b) of Regulation S-X that demonstrates none of the conditions exceeded the 20% threshold. In this regard, we note that the closing price of your common stock has ranged between $15 per share and $22 per share between March 24, 2016 and May 3, 2016, which would result in a purchase price range of $30 million and $44 million.

On June 15, 2016, the Company filed a Form 8-K, on a timely basis, provided the financial statements required by Article 8-04 of Regulation S-X for this business or pro forma financial information in accordance with Article 11 of Regulation S-X.

Note 8 – Commitments and Contingencies, page F-22

27.          We note that you owe the contractor that is helping you develop your products $1,251,885. While we understand that payment of the liability does not occur until you recognize product sales, it is unclear how you determined that this does not meet the definition of a liability that requires recognition in your consolidated financial statements. Please provide us with your analysis of your accounting of the costs for the services provided to you, including the specific reference to the authoritative literature that supports your accounting.

These costs are not related to services provided by the contractor. These costs are related to a research and development effort needed to develop a new product by Magnolia Solar, which is a development stage company. A New York state government agency was the contractor who cost-shared 50% of the development costs incurred by Magnolia Solar. The research and development effort was completed in March 2014, however the product is not yet ready for commercial markets. The contingent obligation to pay these costs back to the contractor expires in fifteen years. The Company estimates that it will take several more years and significant capital investment to get a commercially viable product. Therefore, there may not be significant sales before the obligation to repay these costs expires.

June 20, 2016

Consolidated Statements of Operations, page F-30

28.          We note your line item, Salaries and salary related costs, including stock based compensation. Please tell us if you have included these types of costs in cost of product sales and cost of services. If not, revise your presentation to include the portion of salaries and salary related costs associated with the cost of product sales and services.

Salaries and salary related costs are included in cost of product sales and services. As a result, the Company did not make any changes to the financial statements.

Note 1: Organization and Summary of Significant Accounting Policies, page F-33

Reclassification, page F-33

29.          Please expand your disclosure to explain what the specific reclassifications were along with the dollar amount of the reclassification.

The Company expanded its financial statement disclosure on reclassifications as requested.

Cash, page F-34

30.          Please expand your disclosures to clarify that the demand deposits and money market funds have a maturity of three months or less from the date of purchase, if correct.

The Company expanded its financial statement disclosure on cash as requested.

Property and Equipment and Long-Lived Assets, page F-34

31.          Please expand your disclosure of the estimated useful lives of your property and equipment to provide the years by major asset class as disclosed in Note 3.

The Company expanded its financial statement disclosure on the estimated useful lives of property and equipment as requested.

32.          We note your disclosure that it was not necessary to record any impairment charges for fiscal years 2015 and 2014. Please expand your disclosure to clarify if any of your asset groups were tested for recoverability along with the carrying value of those asset groups tested and the headroom between the undiscounted cash flows and the carrying value, to the extent tested.

The Company tested the carrying value of its intangible assets for recoverability. The projected undiscounted cash flows exceeded the carrying value of these assets by a significant amount. In accordance with ASC 360-10-35-21 the Company is expanding its disclosure as requested.

Subsequent Events, page F-35

33.          Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

The Company has added disclosure in their subsequent event footnote to disclose that subsequent events have been evaluated up through the date of the financial statements in accordance with ASC 855-10-50-1(a).

June 20, 2016

Revenue Recognition, page F-35

34.          Please expand your disclosures to quantify the extent to which revenue has been recognized for each of your policies for each period presented.

The Company does not believe that expanded disclosures are needed at this time based on current revenues. It has disclosed a broad policy on revenue recognition given recent attention to this topic by standard setters. Recognition policy for all product revenue (amounts disclosed on the statement of operations) has been addressed in the first section of the policy. Most of the remainder of the policy is prospective in nature. No software or license revenue has been recognized. The vast majority of services revenue has been recognized at the completion of a project. To date, only immaterial amounts of services revenue have been recognized based on achieving milestones or on a percentage of completion method. Therefore, the Company considers its current disclosure to be adequate.

Segment Information, page F-37

35.          Please expand your disclosure to clarify if you have two or more operating segments that are being aggregated into one reportable segment based on the guidance in ASC 280-10- 50-11, or if you only have one operating segment based on the guidance in ASC 280-10- 50-1 through 50-9. If you have multiple operating segments that are being aggregated, please also expand your disclosures to clarify that all of the requirements in ASC 280-10- 50-11 have been met and to provide the information required by ASC 280-10-50-21. If you believe that you only have one operating segment, please provide an explanation as to why your CODMs have decided to manage the performance and resource allocation of your business on a whole.

The Company has carefully considered the guidance in ASC 280-10-50. As stated in our disclosures, the Company and its Chief Operating Decision Makers (defined as our Chief Executive Officer and Chief Operating Officer) determined that the Company’s products and services were closely related and therefore included all operations in one segment. The focus during this period of the Company’s growth was raising funds and integrating the operations of the Company. Consolidated financial information was developed to be able to share with investors and prepare for anticipated public filings of financial data.

The focus of the CODMs has been on integrating the operations as opposed to evaluating the separate subsidiaries. Over time the Company expects to continue an evaluation of segment information in light of additional developments.

36.          Please provide the disclosures required by ASC 280-10-50-40 for each type of product and service provided.

The Company believes that it has substantively complied with the required disclosure in ASC 280-10-50-40 by stating separately on the face of the statement of operations revenue from product sales and revenue from services. The product sales principally consist of revenues from the sale of plastic trash cans. Other product sales are immaterial. The services revenue principally consists of revenues from 3D modeling. Disclosure in Note 1 to the financial statements has also been expanded in response to this comment.

Note 4: Intangible Assets, page F-39

37.          Please disclose the amount of amortization for each of the next five years per ASC 350- 30-50-2.a.3.

The Company is revising its disclosure to include the following amortization amounts for the next five years: $116, $116, $81, $75 and $75 in accordance with ASC 350-30-50-2.a.3.

June 20, 2016

Pro Forma Unaudited Consolidated Financial Statements, page F-47

38.          Please expand your presentation to include the impact of the proceeds from the private offering in which 4,336,625 units were sold during fiscal year 2016 along with the use of the proceeds.

The adjustment included in the pro forma unaudited consolidated financial statement has been updated to include the full amount of the proceeds.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures, page 22

39.          Please amend your Form 10-K to disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting and to provide management’s conclusion as to whether internal control over financial reporting is or is not effective, including disclosure of any material weaknesses identified. Please refer to Items 308(a)(2) and 308(a)(3) of Regulation S-K for guidance.

The Company is amending its Form 10-K to disclose that the framework used by management was the 2013 COSO Framework.

Amendment No. 2 to Current Report on Form 8-K Filed May 10, 2016

40.          Please amend the Form 8-K to provide the appropriate consent for the report of independent registered public accounting firm for Ecoark, Inc.’s consolidated financial statements that are included as an exhibit.

The Company will file an amendment to the Form 8-K with an amended consent.

Please call at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Randy May

June 20, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long

Ecoark Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-211045)

Form 10-K for Fiscal Year Ended December 31, 2015 (File No. 000-53361)

Amendment No. 2 to Current Report on Form 8-K (File No. 000-53361)

Ladies and Gentlemen:

Ecoark Holdings, Inc. (the “Company”) acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randy May
Randy May

Chief Executive Officer